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Exhibit 99.1

List of shareholders of PKI Solutions, Inc., as of March 9, 2001

Joe Vincent
The Vine Family LLC
DBA, Inc.
A.I., Inc.
First Sign, Inc.
Allan Corbett
John Dicken
Darla Boone
Mathew Joseph
Kevin Bingham